UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 4614001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated November 21, 2013 is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

Below is an English translation (from Hebrew) of an immediate report by XTL Biopharmaceuticals Ltd. (“XTL Biopharmaceuticals”, “XTL” or “the Company”) as published on the Tel-Aviv Stock Exchange Ltd. according to the Israeli Security Regulations.

Immediate Report on Convening an Extraordinary General Meeting of Company Warrant (Series 2) Holders in accordance with Israel Securities Regulations (Periodic and Immediate Reports), 1970, and the Israeli Companies Law, 1999

In accordance with a resolution of the Company's Board of Directors on November 20, 2013, we hereby give notice of the convening of an extraordinary general meeting of the Company’s warrant (series 2) holders, in accordance with Israel Securities Regulations (Periodic and Immediate Reports), 1970 and provisions of the Israeli Companies Law, 1999 (the "Companies Law") as follows:

1.	The general meeting will be held on Thursday, December 5, 2013, at 10:00, at the Law Offices of the Company's attorneys, Kantor & Co., at 12 Abba Hillel Silver Road, Ramat-Gan, Israel. Should a deferred meeting be required, it will take place on Thursday, December 12, 2013, in the same place and at the same time and venue as scheduled for the original meeting.

2.	The subjects on the agenda for the meeting:

Transition to reporting under U.S. securities regulations – Approving the Company's transition from reporting under Chapter F of the Israeli Securities Exchange Law, 1968 ("Israeli Securities Law"), to reporting under the U.S Securities Exchange Act of 1934 ("U.S Securities Exchange Act"). Proposed resolution: "To approve the Company's transition from reporting under the Israeli Securities Law to reporting under the U.S Securities Exchange Act. Following the relisting of the Company American Depositary Receipts (“ADRs”) on the Nasdaq Capital Market, the Company shall transition from reporting under Israeli Securities Law to reporting under U.S Securities Exchange Act, in accordance with the provisions set in article 35-32 of the Israeli Securities Law.

Upon transition to reporting under Chapter E3 of the Israeli Securities Law, i.e. reporting under the U.S Securities Exchange Act, the Company shall simultaneously file its reports with the Securities Exchange Commission (“SEC”) in the United States and the Magna (the Israeli Securities Authority's distribution site.

3.	Legal Quorum

In the meeting, a legal quorum will constitute the presence of at least two (2) warrant (series 2) holders, by themselves or their representatives, holding together at least 33% of the total warrants (series 2) of the Company. If after half an hour from the meeting's scheduled starting time the legal quorum is not found, the meeting will be postponed by one week, at the same time and venue as scheduled for the original meeting, or for a different date and/or venue as determined by the Board in a notice to the warrant (series 2) holders. The postponed meeting will discuss the same agenda as planned for the original meeting. If a legal quorum is not found in the postponed meeting after half an hour from the meeting's scheduled time, the two warrant (series 2) holders that are present, by themselves or their representatives, will constitute a legal quorum and the meeting will be entitled to discuss the issues on the agenda.

4.	The Record Date

The date for establishing the warrant (series 2) holders’ entitlement to vote in the general meeting is Thursday, November 28, 2013 (the “Record Date”). According to the Israeli Companies Regulations (Proof of Share Ownership for Voting in the General Meeting), 2000, a warrant (series 2) holder that has a warrant (series 2) registered in its name at a member of the Tel Aviv Stock Exchange whereby that warrant (series 2) is included in the securities registered in the Company's Registrar, and is interested in voting in the general meeting, must produce to the Company the Stock Exchange member's proof of the warrant (series 2) holder's ownership over the warrant (series 2) on the Record Date, as required by said regulations.

The Company's warrant (series 2) holders are entitled to participate and vote in the meeting by themselves or through a legally certified agent. The document certifying the agent to vote (the “Letter of Appointment”) and a power of attorney by virtue of which the Letter of Appointment was signed (if any) will be deposited with the Company's attorneys at least 48 hours before the meeting begins.

5.	The majority required for passing the resolution

In order to pass the resolution mentioned in section 2 above, a majority of present and participant votes is required.

It should be noted that as of the date of this immediate report, the Company has no controlling owner, and in accordance with section 35-32 of the Israeli Securities Act – 1968, the resolution on the agenda requires a regular majority.

6.	The documents pertaining to this report may be reviewed at the Company's offices at 85 Medinat Hayehudim Street, Herzliya, during regular office hours and by making an appointment at +972-9-9557080.

7.	The Company's representatives for handling this report are Mr. Ronen Kantor, Adv. and/or Mr. Ron Soulema, Adv. of Kantor & Co. Law Offices at 12 Abba Hillel Silver Road, 8th Floor, Ramat-Gan, Tel: +972-3-6133371.

8.	Any warrant (series 2) holder not residing in Israel, interested in placing a vote in the general meeting, may contact the Company or its legal representatives in order to place their vote either by phone at +972-9-9557080, +972-3-6133371 or by e-mail at ir@xtlbio.com, no later than 48 hours prior to the general meeting.

About XTL Biopharmaceuticals Ltd. (“XTL”)

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of clinical unmet needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma and schizophrenia.

XTL’s lead drug candidate, rHuEPO, for the treatment of multiple myeloma blood cancer, was granted an orphan drug designation from the FDA. rHuEPO has been approved for marketing by the FDA and has for many years been sold for billions of dollars across the world for the treatment of severe anemia.

XTL controls InterCure Ltd. (TASE: INCR), a company which has disrupted the $42 billion hypertension industry with the world's first FDA-cleared, OTC blood pressure treatment device, RESPeRATE® (www.resperate.com).

XTL is a public company traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTL). XTL shares are included in the following indices: Tel-Aviv MidCap-50, Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Bluetech-50.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com, www.xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: November 21, 2013	By:	/s/ Josh Levine
Josh Levine
Chief Executive Officer